UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-52439

(Check One)       [  ] Form 10-K   [X] Form 10-Q

For Period Ended: May 31, 2011

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bill the Butcher, Inc.
Full Name of Registrant

424 Queen Anne Avenue N., Suite 400
Address of Principal Executive Office (Street and Number)

Seattle, Washington 98109
City, State and Zip Code

206-453-4418
(Registrant's telephone no., including area code)

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K or portion thereof, could not be filed within the prescribed time period.

Our Chief Executive Officer, who is also our Chief Financial Officer, sole Director and majority shareholder,  has been significantly involved in meetings, discussions, negotiations and other matters pertaining to agreements relating to closing a material transaction.   Because our very limited management resources have been devoted to these matters and because the transaction requires disclosure, we are unable to complete the Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2011 within the prescribed period without undue hardship and expense. We expect to be able to file such Form 10-Q no later than five calendar days after its original prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

J’Amy Owens  (206)–453-4418
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to acquisition of an operating business in March 2010, the Company had no operations.  The Company reported a net loss for the three and nine months ended May 31, 2010 in its May 31, 2010 Quarterly Report on Form 10-Q.  Results of operations for comparative periods ended May 31, 2011 will also report net losses in amounts reasonably consistent with prior interim periods of this fiscal year.

Bill the Butcher, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 15, 2011	By: J’Amy Owens
Name: J’Amy Owens
Its: Chief Executive Officer